
02004791

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 28 2002
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/24/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Diamond Funding , LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Falls Street
(No. and Street)

Greenville,	South Carolina	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris A. Hallmark (864) 679-4624
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLP
(Name — *if individual, state last, first, middle name*)

P. O. Box 6286	Greenville,	South Carolina	29606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Chris A. Hallmark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Diamond Funding, LLC, as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



DIANE M. GETZY
NOTARY
PUBLIC
SOUTH CAROLINA

Christopher A. Hallmark
Signature

Managing Director
Title

Diane M. Getzy
Notary Public

Notary Public for the State of: South Carolina
My Commission expires: September 25, 2010.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A Not Consolidated
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A (Revenues under $500,000)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMOND FUNDING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$	25,775
DEPOSIT WITH CENTRAL REGISTRATION DEPOSITORY		645
OTHER		485
	$	26,905

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		26,905
	$	26,905

The accompanying notes are an integral part of these financial statements.

DIAMOND FUNDING, LLC
STATEMENT OF OPERATIONS
For the period from May 24, 2001 (inception) through December 31, 2001

REVENUES		
Miscellaneous		$ 323
EXPENSES		
Registration fees	$ 5,782	
Professional fees	6,205	
Rent	2,251	
Other	14,180	28,418
Net loss		$ (28,095)

The accompanying notes are an integral part of these financial statements.